SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      -------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 1)

                              Thoratec Corporation
                      -------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                     -------------------------------------
                         (Title of Class of Securities)

                                   885175 30 7
                      -------------------------------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2001
                     -------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

          Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------                          --------------------------

  CUSIP NO. 885175 30 7               13D                Page 2 of 8 Pages
---------------------------                          --------------------------


-------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thermo Electron Corporation
      04-2209186
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY
-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      SC
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
-------------------------------------------------------------------------------

 NUMBER OF SHARES  7.    SOLE VOTING POWER
   BENEFICIALLY               13,201,049
  OWNED BY EACH
 REPORTING PERSON
       WITH
                   ------------------------------------------------------------

                   8.    SHARED VOTING POWER
                              2,731,779
                   ------------------------------------------------------------

                   9.    SOLE DISPOSITIVE POWER
                              15,932,828
                   ------------------------------------------------------------

                   10.   SHARED DISPOSITIVE POWER
                              -0-
-------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,932,828
-------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]
-------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.2%
-------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Thermo Electron Corporation, a Delaware corporation ("the "Reporting Person"), hereby amends its statement on Schedule 13D relating to the common stock, no par value per share (the "Common Stock"), of Thoratec Corporation (formerly known as Thoratec Laboratories Corporation), a California corporation (the "Company").

ITEM 2.    Identity and Background.

     Item 2 is hereby amended and restated as follows:

     This Amendment is being filed by the Reporting Person pursuant to Rule 13d-2 to reflect the change of information previously reported under Items 4 and 5 of the initial Schedule 13D.

     The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

     The Reporting Person is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food, drug, and beverage production.

     Appendix A attached to hereto sets forth with respect to each executive officer and director of the reporting Person the following information: (a)
name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer of director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4.    Purpose of Transactions.

      Item 4 is hereby amended and restated in its entirety as follows:

     The Common Stock acquired by the Reporting Person was acquired on February 14, 2001, in connection with the merger (the "Merger") of Lightning Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of the Company

                                 (Page 3 of 8)

("Merger Sub"), with and into Thermo Cardiosystems Inc., a Massachusetts corporation ("Cardiosystems"), pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 3, 2000, by and among the Company, Merger Sub, Cardiosystems and the Reporting Person. Prior to the Merger, the Reporting Person was the majority stockholder of Cardiosystems.

     The following is a summary of the principal terms of the Merger. This summary is qualified in its entirety by reference to the definitive agreements referred to herein and filed as exhibits to the initial Schedule 13D.

     Pursuant to the terms of the Merger Agreement, each outstanding share of Cardiosystems common stock was converted into the right to receive 0.835 shares of Common Stock of the Company. Accordingly, the outstanding shares of Cardiosystems common stock owned by the Reporting Person were converted into the number of shares of Common Stock of the Company acquired by the Reporting Person on February 14, 2001. In connection with the Merger, the former stockholders of Cardiosystems received, in the aggregate, 32,213,812 shares of Common Stock of the Company.

     In connection with the Merger Agreement, and as a condition to the consummation of the Merger, the Company and the Reporting Person entered into
(i) a Shareholder Agreement, dated October 3, 2000 (the "Shareholder Agreement"), and (ii) a Registration Rights Agreement, dated October 3, 2000 (the "Registration Rights Agreement").

     Pursuant to the Shareholder Agreement, the Company agreed that, following the Merger, as long as the Reporting Person beneficially owns voting securities of the Company representing at least 10% of the voting power of all of the Company's voting securities outstanding, the Company will take all necessary action to cause a nominee of the Reporting Person to be elected to the Company's board of directors. The Reporting Person has designated its Chief Financial Officer, Theo Melas-Kyriazi, to serve as its initial representative on the Company's board of directors. Additionally, the Reporting Person agreed that, so long as it beneficially owns voting securities of the Company representing at least 5% of the voting power of all of the Company's voting securities outstanding, the Reporting Person will not (i) acquire any voting securities of the Company without prior consent of the board of directors of the Company, (ii) sell or otherwise transfer any shares of Common Stock of the Company received in the Merger prior to the date four months following the consummation of the Merger, (iii) sell or otherwise transfer more than 25% of the shares of Common Stock of the Company received in the Merger prior to the first anniversary of the consummation of the Merger, (iv) sell or otherwise transfer more than 50% of the shares of Common Stock of the Company received in the Merger prior to the date eighteen months following the consummation of the Merger, or (v) sell or transfer any shares of Common Stock of the Company in privately negotiated transactions if, after giving effect to such transactions, the transferee would own securities of the Company representing more than 10% of the voting power of all of the Company's voting securities outstanding. The Reporting Person also agreed that, with respect to the Common Stock of the Company it received in the Merger, it will (i) cause such shares of Common Stock to appear or otherwise be counted as present for purposes of establishing a quorum at any shareholder meeting of the Company and (ii) provide the Company's management with a proxy or

                                 (Page 4 of 8)
consent to vote such shares of Common Stock owned by the Reporting Person, but not more than a number of shares representing 5% of the voting power of securities of the Company outstanding at the closing of the Merger.

     Pursuant to the terms of the Registration Rights Agreement, the Company agreed to (i) file with the Securities and Exchange Commission (the "SEC") and use its reasonable best efforts to cause to become effective an `evergreen' or `shelf' registration statement registering for resale by the Reporting Person the Common Stock of the Company received by the Reporting Person in the Merger,
(ii) file a registration statement, or a post-effective amendment to the shelf registration statement, for an underwritten offering of the shares of Common Stock of the Company received by the Reporting Person in the Merger at various times, and (iii) provide the Reporting Person the right to include the shares of Common Stock of the Company received by the Reporting Person in the Merger in any registration statement filed by the Company with the SEC, other than registration statements relating to employee plans and acquisitions. The timing of the effectiveness of the `shelf' registrations corresponds to the timing of the lapse of the transfer restrictions under the Shareholder Agreement applicable to the shares of Common Stock of the Company received by the Reporting Person in the Merger. In accordance with the terms of the Registration Rights Agreement, effective June 15, 2001, the Company caused to be registered for resale by the Reporting Person 4,828,240 shares of Common Stock.

     Additionally, before the Merger, the Reporting Person granted certain officers, directors and employees of the Reporting Person options to purchase a total of 68,000 shares of Cardiosystems common stock owned by the Reporting Person. Those officers, directors and employees are entitled to have the Company register the shares of Common Stock of the Company into which those Cardiosystems shares were converted in the Merger.

     Immediately prior to the consummation of the Merger, Cardiosystems had $54.9 million of 4 3/4% Subordinated Convertible Debentures due 2004 (the "4 3/4% Debentures") outstanding. The 4 3/4% Debentures were convertible into shares of Cardiosystems common stock at a price of $31.415 per share of Cardiosystems common stock. Following the consummation of the Merger, the 4 3/4% Debentures remained obligations of Cardiosystems, but are convertible into shares of Common Stock of the Company, at a conversion price of $37.623 per share, which is $31.415 divided by the 0.835 merger exchange ratio.

     Additionally, the 4 3/4% Debentures are guaranteed by the Reporting Person, which guarantee remains in effect after the Merger. Cardiosystems has agreed to reimburse the Reporting Person for any payments made by the Reporting Person under such guarantee. Pursuant to the terms of the Merger Agreement, the Company has obtained a standby letter of credit in the amount of $45 million to support the repayment of the 4 3/4% Debentures and to reduce the prospect that the Reporting Person will be required to pay any amount under its guarantee of the 4 3/4% Debentures.

                                 (Page 5 of 8)

     As previously announced, the Reporting Person has initiated a restructuring, of which the Merger is a component, to focus on its core instruments business. Accordingly, the Reporting Person may consummate the sale of shares of Common Stock from time to time in accordance with the Shareholder and Registration Rights Agreements. Any such sales will be dependent upon then current market conditions and other relevant considerations, and may be made on the open market, in privately negotiated transactions or in one or more underwritten offerings. Except as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As a result of the Merger, the Reporting Person became the beneficial owner of 19,352,828 shares of Common Stock of the Company, representing approximately 35.4% of the outstanding Common Stock of the Company at that time. This percentage amount was based upon 32,213,812 shares of Common Stock of the Company issued in connection with the Merger, as disclosed by the Company in its registration statement on Form S-4 (Commission File No. 333-49120). On June 29, 2001 and July 2, 2001, the Reporting Person sold an aggregate of 3,400,000 shares of Common Stock in open market transactions. In addition, in July 2001, the Reporting Person transferred 20,000 shares of Common Stock to a former officer of Cardiosystems pursuant to a transition agreement executed with such former officer. As a result of the foregoing transactions, the Reporting Person now owns 15,932,828 shares of Common Stock which represent 29.2% of the outstanding Common Stock of the Company based on the total Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001. Of the 15,932,828 shares of Common Stock currently owned by the Reporting Person, (i) 34,902 shares of Common Stock are subject to options to acquire such shares granted by the Reporting Person pursuant to its director and employee stock option plans, and (ii) 39,869 shares of Common Stock are issuable upon the conversion by the Reporting Person of $1,500,000 principal amount of the 4 3/4% Debentures held by it. Information with respect to the beneficial ownership of the shares of Common Stock of the other persons named in
Item 2 is set forth in Appendix A. Except as set forth in this Item 5, to the best knowledge of the Reporting Person, none of the parties named in Item 2 owns any of the Company's Common Stock.

     (b) With respect to 2,731,779 shares of Common Stock of the Company beneficially owned by the Reporting Person, the Reporting Person shares the power to vote all of such shares with the Company pursuant to the Shareholder Agreement, as more fully described in Item 4 above. With respect to the remainder of the shares of Common Stock of the Company beneficially owned by the Reporting Person, the Reporting Person has the sole power to vote all such shares. Subject to the terms of the Shareholder Agreement, as more fully described in Item 4 above, the Reporting Person has the sole power to dispose of the shares of Common Stock beneficially owned by it. With respect to the shares of Common Stock of the Company beneficially owned by the other persons named in
Item 2, except as set forth in Appendix A, each such person has the sole power to vote all of such shares and the sole power to dispose of all of such shares.

                                 (Page 6 of 8)

     Item 1 sets forth the Company's name and state of incorporation along with the address of its principal business and principal office. The Company's principal business is the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications. To the best knowledge of the Reporting Person, during the last five years, the Company
(i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except as described below in this Item 5 and in Item 4, which item is incorporated herein by reference, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Appendix A beneficially has effected any transactions in Common Stock during the past 60 days.


     The Reporting Person has affected the following open market sales with respect to the Common Stock since the filing of the initial Schedule 13D:

-------------------------------------------------------------------------------
           Date                       Amount                Price per Share
-------------------------------------------------------------------------------
          6/29/01                    500,000                    $14.90
-------------------------------------------------------------------------------
          6/29/01                    500,000                    $15.45
-------------------------------------------------------------------------------
          7/02/01                    500,000                    $14.90
-------------------------------------------------------------------------------
          7/02/01                   1,900,000                   $14.65
-------------------------------------------------------------------------------

     In addition to the foregoing, Mr. Frank Jungers, a director of the Reporting Perosn, sold on June 20, 2001, in open market transactions 8,228 shares at $11.00 per share and 2,000 shares at $11.03249 per share.

(d) None.

(e)   Not applicable.



                                 (Page 7 of 8)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 5, 2001

                                   THERMO ELECTRON CORPORATION


                                   By:  /s/ Theo Melas-Kyriazi
                                        -------------------------------------
                                   Name:     Theo Melas-Kyriazi
                                   Title:    Vice President and Chief
                                             Financial Officer

                                   APPENDIX A

Thermo Electron Corporation
     The name, present principal occupation or employment and beneficial ownership of shares of common stock of Thoratec Corporation (the "Company") of each director and executive officer of Thermo Electron Corporation ("Thermo Electron") is set forth below. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Directors

-------------------------------------------------------------------------------------------------------------
                                                            Beneficial Ownership of Shares of the Company
                                                                                Common Stock
                                                            -------------------------------------------------
                                                                         Shares Underlying
                                                                              Options                Total
 Name/Present Principal                                     Shares Held   Exercisable Prior       Beneficial
Occupation or Employment       Business Address              Outright      to July 5, 2001         Ownership
-------------------------------------------------------------------------------------------------------------
Samuel W. Bodman, III         Cabot Corporation                       0                  0                 0
Formerly Chairman and         75 State Street
Chief Executive Officer       Boston, Massachusetts
of Cabot Corporation.         02109
-------------------------------------------------------------------------------------------------------------
Peter O. Crisp
Vice Chairman of
Rockefeller Financial                                                 0                  0                 0
Services, Inc.
-------------------------------------------------------------------------------------------------------------
Frank Jungers                 822 NW Murrray
Private consultant on         Suite 242
business and energy           Portland, Oregon                        0                835               835
matters.                      97229
-------------------------------------------------------------------------------------------------------------
Jim P. Manzi
Currently involved in
number of technology
startup ventures,                                                     0                  0                 0
primarily relating to
the Internet.
-------------------------------------------------------------------------------------------------------------
Robert A. McCabe              Pilot Capital Corporation
Chairman of Pilot             444 Madison Avenue
Capital Corporation.          Suite 2103                          9,393                835            10,228
                              New York, New York 10022
-------------------------------------------------------------------------------------------------------------
Robert W. O'Leary         PacifiCare Health Systems, Inc.             0                  0                 0
President and Chief
Executive Officer of      3120 Lake Center Drive
PacifiCare Health         Santa Ana, California
Systems Inc.              92704
-------------------------------------------------------------------------------------------------------------
Hutham S. Olayan          Suite 1100
President and director    505 Park Avenue
of Olayan America         New York, New York 10022                9,393                835            10,228
Corporation.
-------------------------------------------------------------------------------------------------------------
Richard F. Syron                                                      0                  0                 0
Chief Executive Officer
and Chairman of the
Board of Thermo Electron
-------------------------------------------------------------------------------------------------------------
Marijn E. Dekkers(1)                                                  0                  0                 0
President, Chief
Operating Officer and
Director of Thermo
Electron
-------------------------------------------------------------------------------------------------------------

(1) Mr. Dekkers is a citizen of The Netherlands

                                  (Page I - 1)



Executive Officers Who are Not Directors

      No person is a controlling stockholder of Thermo Electron.

-------------------------------------------------------------------------------------------------------------
                                                            Beneficial Ownership of Shares of the Company
                                                                                Common Stock
                                                            -------------------------------------------------
                                                                         Shares Underlying
                                                                              Options                Total
 Name/Present Principal                                     Shares Held   Exercisable Prior       Beneficial
Occupation or Employment       Business Address              Outright      to July 5, 2001         Ownership
-------------------------------------------------------------------------------------------------------------
Theo Melas-Kyriazi(2)                                             2,960             16,700            19,660
Vice President and Chief
Financial Officer of
Thermo Electron
-------------------------------------------------------------------------------------------------------------
Guy Broadbent(3)                                                      0                  0                 0
Vice President of Thermo
Electron, President,
Optical Technologies
-------------------------------------------------------------------------------------------------------------
Barry S. Howe                                                         0                  0                 0
Vice President of Thermo
Electron, President,
Measurement and Control
-------------------------------------------------------------------------------------------------------------
Colin Maddix                                                          0                  0                 0
Vice President of Thermo
Electron, President,
Life Sciences
-------------------------------------------------------------------------------------------------------------
Seth H. Hoogasian                                                     0                  0                 0
Vice President and
General Counsel of
Thermo Electron
-------------------------------------------------------------------------------------------------------------
Peter E. Hornstra                                                     0                  0                 0
Corporate Controller and
Chief Accounting Officer
of Thermo Electron
-------------------------------------------------------------------------------------------------------------

All directors and current executive officers as a                21,746             19,205            40,951
group
-------------------------------------------------------------------------------------------------------------

(2) Mr. Melas-Kyriazi is a citizen of Greece.

(3) Mr. Broadbent is a citizen of the United Kingdom.



                                  (Page I - 2)